UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Orchard Supply Hardware Stores Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

685691 404

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685691 404	13G	Page 2 of 23 Pages

1.	Name of Reporting Persons: ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,721,077
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,721,077
	8.	Shared Dispositive Power: 777,450
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,498,527
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 41.64%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 685691 404	13G	Page 3 of 23 Pages

1.	Name of Reporting Persons: ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 462
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 462
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 462
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.01%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 685691 404	13G	Page 4 of 23 Pages

1.	Name of Reporting Persons: ESL Investors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 454,391
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 454,391
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 454,391
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.57%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 685691 404	13G	Page 5 of 23 Pages

1.	Name of Reporting Persons: ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,175,963
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,175,963
	8.	Shared Dispositive Power: 777,450
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,953,413
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 49.22%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 685691 404	13G	Page 6 of 23 Pages

1.	Name of Reporting Persons: CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 33
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 33
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.00%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 685691 404	13G	Page 7 of 23 Pages

1.	Name of Reporting Persons: Tynan, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,421*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.07%
12.	Type of Reporting Person (See Instructions): OO

*	This number includes 1,116 Shares that are subject to the Lock-Up Agreement described in Item 4(a) of this Schedule 13G.

CUSIP No. 685691 404	13G	Page 8 of 23 Pages

1.	Name of Reporting Persons: RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,175,468
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,175,468
	8.	Shared Dispositive Power: 777,450
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,952,918
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 49.22%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 685691 404	13G	Page 9 of 23 Pages

1.	Name of Reporting Persons: RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 462
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 462
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 462
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.01%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 685691 404	13G	Page 10 of 23 Pages

1.	Name of Reporting Persons: Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,946,611
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,175,963
	8.	Shared Dispositive Power: 777,450*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,953,413
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 49.22%
12.	Type of Reporting Person (See Instructions): IN

*	This number includes 594,318 Shares that are subject to the Lock-Up Agreement described in Item 4(a) of this Schedule 13G.

CUSIP No. 685691 404	13G	Page 11 of 23 Pages

1.	Name of Reporting Persons: William C. Crowley
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 6,802
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 6,802*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,802
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.11%
12.	Type of Reporting Person (See Instructions): IN

*	This number includes 3,497 Shares that are subject to the Lock-Up Agreement described in Item 4(a) of this Schedule 13G.

Item 1.	(a). Name of Issuer

       Orchard Supply Hardware Stores Corporation, a Delaware corporation (the “Issuer”)

(b). Address of Issuer’s Principal Executive Offices:

       6450 Via Del Oro

       San Jose, California 95119

Item 2(a).     Name of Person Filing

Item 2(b).     Address of Principal Business Office

Item 2(c).     Citizenship

            (i) ESL Partners, L.P. (“Partners”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (ii) ESL Institutional Partners, L.P. (“Institutional”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (iii) ESL Investors, L.L.C. (“Investors”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (iv) ESL Investments, Inc. (“Investments”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (v) CRK Partners, LLC (“CRK”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (vi) Tynan, LLC (“Tynan”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (vii) RBS Partners, L.P. (“RBS”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (viii) RBS Investment Management, L.L.C. (“RBSIM”)

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: State of Delaware

            (ix) Edward S. Lampert

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: United States

            (x) William C. Crowley

            200 Greenwich Ave.

            Greenwich, Connecticut 06830

            Citizenship: United States

            The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

            Class A Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number: 685691 404

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, the Reporting Persons hold an aggregate of 2,953,413 Shares. Partners holds 1,721,077 Shares; Investors holds 454,391 Shares; Institutional holds 462 Shares; CRK holds 33 Shares; Mr. Lampert holds 770,648 Shares; Tynan holds 4,421 Shares; and Mr. Crowley holds 2,011 Shares directly and 370 Shares through a grantor retained annuity trust of which he is the trustee.

Mr. Lampert is the sole stockholder, chief executive officer and director of Investments. Mr. Crowley is the president and chief operating officer of Investments, a member and manager of Tynan and the chairman of the board of directors of the Issuer. Investments is the general partner of RBS, the sole member of CRK and the manager of RBSIM. RBS is the general partner of Partners and the managing member of Investors. RBSIM is the general partner of Institutional.

Each of Mr. Lampert and Mr. Crowley entered into a letter agreement with Partners (each, a “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert and Mr. Crowley of the Shares. Pursuant to the Lock-Up Agreements, Mr. Lampert and Mr. Crowley generally are required to sell Shares and purchase additional Shares on a pro rata basis with the sales and purchases of Shares made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations). Mr. Lampert and Mr. Crowley are also restricted from certain sales of Shares or purchases of additional Shares except in accordance with the Lock-Up Agreements.

Investments, Mr. Lampert, Mr. Crowley and ACOF I LLC (“ACOF”) entered into a Second Amended and Restated Stockholders’ Agreement, dated as of December 30, 2011 (the

“Stockholders’ Agreement”) that provides for certain rights and obligations with respect to the Issuer’s securities. Pursuant to the Stockholders’ Agreement, Investments, ACOF and their affiliates have consent rights over certain corporate activities, the ability to elect members of the Issuer’s board of directors and demand and piggyback registration rights over the Issuer’s securities. The Stockholders’ Agreement also grants each party a right of first offer on shares proposed to be transferred to a third party that is not a permitted transferee, and, prior to a securities offering of the Issuer or its subsidiaries, ACOF has a preemptive right, which allows it to purchase a pro rata portion of the offered securities under certain circumstances. The Stockholders’ Agreement also provides for a standstill period, which prohibits the Issuer, Investments, Mr. Lampert, Mr. Crowley and their affiliates from acquiring the securities of the Issuer or its subsidiaries. Following the standstill period, if either (i) Investments, Mr. Lampert or Mr. Crowley or (ii) ACOF desires to purchase such securities, then they must offer the other party, as applicable, the opportunity to participate up to 50% in such purchase. The Stockholders’ Agreement is filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-11679) filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2012.

Given the terms of the Lock-Up Agreements and the Stockholders’ Agreement, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Share ownership reported herein by the Reporting Persons does not include any Shares owned by ACOF.

Based upon the foregoing, as of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the number of Shares set forth in Item 9 of such Reporting Person’s cover page hereto. Each Reporting Person disclaims beneficial ownership of the Shares not held directly by such Reporting Person.

(b) Percent of class:

Based on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on December 22, 2011, there were 6,000,000 Shares outstanding as of December 12, 2011. Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of outstanding Shares set forth in Item 11 of such Reporting Person’s cover page hereto.

(c) Number of Shares as to which the Reporting Person has:

      ESL Partners, L.P.

      (i) Sole power to vote or to direct the vote:

1,721,077

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

1,721,077

      (iv) Shared power to dispose or to direct the disposition of:

777,450

      ESL Institutional Partners, L.P.

      (i) Sole power to vote or to direct the vote:

462

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

462

      (iv) Shared power to dispose or to direct the disposition of:

0

      ESL Investors, L.L.C.

      (i) Sole power to vote or to direct the vote:

454,391

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

454,391

      (iv) Shared power to dispose or to direct the disposition of:

0

      ESL Investments, Inc.

      (i) Sole power to vote or to direct the vote:

2,175,963

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

2,175,963

      (iv) Shared power to dispose or to direct the disposition of:

777,450

      CRK Partners, LLC

      (i) Sole power to vote or to direct the vote:

33

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

33

      (iv) Shared power to dispose or to direct the disposition of:

0

      Tynan, LLC

      (i) Sole power to vote or to direct the vote:

4,421

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

0

      (iv) Shared power to dispose or to direct the disposition of:

4,421 (includes 1,116 Shares that are subject to the Lock-Up Agreement described in Item 4(a) of this Schedule 13G)

      RBS Partners, L.P.

      (i) Sole power to vote or to direct the vote:

2,175,468

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

2,175,468

      (iv) Shared power to dispose or to direct the disposition of:

777,450

      RBS Investment Management, L.L.C.

      (i) Sole power to vote or to direct the vote:

462

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

462

      (iv) Shared power to dispose or to direct the disposition of:

0

      Edward S. Lampert

      (i) Sole power to vote or to direct the vote:

2,946,611

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

2,175,963

      (iv) Shared power to dispose or to direct the disposition of:

777,450 (includes 594,318 Shares that are subject to the Lock-Up Agreement described in Item 4(a) of this Schedule 13G)

      William C. Crowley

      (i) Sole power to vote or to direct the vote:

6,802

      (ii) Shared power to vote or to direct the vote:

0

      (iii) Sole power to dispose or to direct the disposition of:

0

      (iv) Shared power to dispose or to direct the disposition of:

6,802 (includes 3,497 Shares that are subject to the Lock-Up Agreement described in Item 4(a) of this Schedule 13G)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

            See Item 2(c) and Item 4.

Item 9.	Notice of Dissolution of Group.

            Not Applicable.

Item 10.	Certification.

            Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its manager

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey Title: Chief Financial Officer

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey Title: Chief Financial Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey Title: Chief Financial Officer

TYNAN, LLC

By:	/s/ William C. Crowley
Name: William C. Crowley Title: Manager

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey Title: Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley
William C. Crowley

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2012, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investments, Inc., CRK Partners, LLC, Tynan, LLC, RBS Partners, L.P., RBS Investment Management, L.L.C., Edward S. Lampert and William C. Crowley.